UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. _)*

Odyssey Marine Exploration, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

676118201
(CUSIP Number)

August 25, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 676118201	13G	Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
Kairos Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER*
745,731

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER*
745,731

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
745,731

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

* A substantial portion of these shares were acquired through an assignment and assumption of securities purchase agreement, dated August 25, 2020.  As part of the purchase, warrants were also received which are excluded from the above number as they are not exercisable for six months from time of issuance.
** Based on the number of Shares of Common Stock, par value $0.0001 per share, of the Issuer outstanding on August 25, 2020 after giving effect to the offering of Common Stock as reported in Odyssey Marine Exploration, Inc.’s (the “Issuer”) Prospectus Supplement No. 2 filed on August 25, 2020.

CUSIP No. 676118201	13G	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
Kairos Litigation Opportunities Fund Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER*
745,731

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER*
745,731

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
745,731

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* A substantial portion of these shares were acquired through an assignment and assumption of securities purchase agreement, dated August 25, 2020.  As part of the purchase, warrants were also received which are excluded from the above number as they are not exercisable for six months from time of issuance.
** Based on the number of Shares of Common Stock, par value $0.0001 per share, of the Issuer outstanding on August 25, 2020 after giving effect to the offering of Common Stock as reported in the Issuer’s Prospectus Supplement No. 2 filed on August 25, 2020.

CUSIP No. 676118201	13G	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
Kairos Litigation Opportunities Fund II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER*
160,810

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER*
160,810

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
160,810

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* A substantial portion of these shares were acquired through an assignment and assumption of securities purchase agreement, dated August 25, 2020.  As part of the purchase, warrants were also received which are excluded from the above number as they are not exercisable for six months from time of issuance.
** Based on the number of Shares of Common Stock, par value $0.0001 per share, of the Issuer outstanding on August 25, 2020 after giving effect to the offering of Common Stock as reported in the Issuer’s Prospectus Supplement No. 2 filed on August 25, 2020.

CUSIP No. 676118201	13G	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
Kairos Duration Litigation Opportunities Fund LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER*
584,921

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER*
584,921

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
584,921

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* A substantial portion of these shares were acquired through an assignment and assumption of securities purchase agreement, dated August 25, 2020.  As part of the purchase, warrants were also received which are excluded from the above number as they are not exercisable for six months from time of issuance.
** Based on the number of Shares of Common Stock, par value $0.0001 per share, of the Issuer outstanding on August 25, 2020 after giving effect to the offering of Common Stock as reported in the Issuer’s Prospectus Supplement No. 2 filed on August 25, 2020.

CUSIP No. 676118201	13G	Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
Sina Toussi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER*
789,744

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER*
789,744

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
789,744

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* A substantial portion of these shares were acquired through an assignment and assumption of securities purchase agreement, dated August 25, 2020.  As part of the purchase, warrants were also received which are excluded from the above number as they are not exercisable for six months from time of issuance.
** Based on the number of Shares of Common Stock, par value $0.0001 per share, of the Issuer outstanding on August 25, 2020 after giving effect to the offering of Common Stock as reported in the Issuer’s Prospectus Supplement No. 2 filed on August 25, 2020.

CUSIP No. 676118201	13G	Page 7 of 12 Pages
Item 1(a)	Name of Issuer:

Odyssey Marine Exploration, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

205 S. Hoover Blvd., Suite 210
Tampa, Florida  33609

Item 2(a)	Name of Person Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Kairos Capital Management LP (“KCM”);

ii)	Kairos Litigation Opportunities Fund Manager LLC (“Fund Manager”);

iii)	Kairos Litigation Opportunities Fund II LLC (“Fund II”);

iv)	Kairos Duration Litigation Opportunities Fund LLC (the “Duration Fund”); and

v)	Sina Toussi.

This statement relates to Shares (as defined in Item 2(d) below) held by the Duration Fund, Fund II and Sina Toussi.  The principal business of each the Duration Fund and Fund II is the making of investments in securities and other assets.  The principal business of Fund Manager is to serve as the managing member of both the Duration Fund and Fund II.  KCM serves as principal investment manager to the Duration Fund and Fund II.  As such, KCM has been granted investment discretion over portfolio investments, including the Shares, held by or for the account of the Duration Fund and Fund II.  Sina Toussi serves as the managing member of KCM and Fund Manager.

The Reporting Persons are filing this statement jointly in accordance with Rule 13d-1(k) under the Exchange Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 1 Read Court, Rye, New York 10580.

CUSIP No. 676118201	13G	Page 8 of 12 Pages
Item 2(c)	Citizenship:

i)	Kairos Capital Management LP is a Delaware limited partnership;

ii)	Kairos Litigation Opportunities Fund Manager LLC is a Delaware limited liability company;

iii)	Kairos Litigation Opportunities Fund II LLC is a Delaware limited liability company;

iv)	Kairos Duration Litigation Opportunities Fund LLC is a Delaware limited liability company; and

v)	Sina Toussi is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.0001 per share (the “Shares”)

Item 2(e)	CUSIP No.:

676118201

Item 3	If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned:

Kairos Capital Management LP – 745,731 shares

Kairos Litigation Opportunities Fund Manager LLC – 745,731 shares

Kairos Litigation Opportunities Fund II LLC – 160,810 shares

Kairos Duration Litigation Opportunities Fund LLC – 584,921 shares

Sina Toussi – 789,744 shares

(b)	Percent of class:

Kairos Capital Management LP – 6.1%

Kairos Litigation Opportunities Fund Manager LLC – 6.1%

Kairos Litigation Opportunities Fund II LLC – 1.3%

Kairos Duration Litigation Opportunities Fund LLC – 4.8%

Sina Toussi – 6.5%

CUSIP No. 676118201	13G	Page 9 of 12 Pages
(c)	Number of shares as to which Kairos Capital Management LP has:

(i) Sole power to vote or to direct the vote: 745,731

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 745,731

(iv) Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Kairos Litigation Opportunities Fund Manager LLC has:

(i) Sole power to vote or to direct the vote: 745,731

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 745,731

(iv) Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Kairos Litigation Opportunities Fund II LLC has:

(i) Sole power to vote or to direct the vote: 160,810

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 160,810

(iv) Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Kairos Duration Litigation Opportunities Fund LLC has:

(i) Sole power to vote or to direct the vote: 584,921

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 584,921

(iv) Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Sina Toussi has:

(i) Sole power to vote or to direct the vote: 789,744

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 789,744

(iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No. 676118201	13G	Page 10 of 12 Pages
The Shares reported for Item 4 total 789,744, of which 160,810 are owned by Fund II, 584,921 are owned by the Duration Fund and 44,013 are owned by Sina Toussi.  Fund II and the Duration Fund (collectively, the “Funds”) each may be deemed to have sole power to vote and sole power to dispose of their respective shares as a result of their direct ownership.  Fund Manager may be deemed to have sole power to vote and sole power to dispose of the Shares owned by the Funds, through its capacity as Managing Member of each of the Funds.  KCM may be deemed to have sole power to vote and sole power to dispose of the Shares owned by the Funds, through its capacity as Investment Advisor of the Funds.  Sina Toussi may be deemed to have sole power to vote and sole power to dispose of the Shares he directly owns and may be deemed to have sole power to vote and sole power to dispose of the Shares owned by the Funds, through his capacity as Managing Member of each Fund Manager and KCM.

The percentages reported for Item 4(b) are calculated based on a total of 12,125,763 Shares outstanding on August 25, 2020 after giving effect to the offering of Common Stock as reported in the Issuer’s Prospectus Supplement No. 2 filed on August 25, 2020.

The Shares reported for Item 4 exclude 350,670 warrants which were issued on August 25, 2020 acquired as part of the assignment and assumption of securities purchase agreement effective on such date, which are not exercisable for six months from issuance. When the warrants are within 60 days of the exercise date, KCM, Fund Manager and Sina Toussi may be deemed to have sole power to vote and sole power to dispose of all 350,670 warrants, whereas Fund II  may be deemed to have sole power to vote and sole power to dispose of 71,230 warrants and the Duration Fund may be deemed to have sole power to vote and sole power to dispose of 279,440 warrants.

Item 5	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

CUSIP No. 676118201	13G	Page 11 of 12 Pages
Item 9	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 676118201	13G	Page 12 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 1, 2020	Kairos Capital Management LP

By Kairos Capital Management GP LLC, its General Partner LP

	By:	/s/ Sina Toussi
Sina Toussi
Managing Member

Dated: September 1, 2020	Kairos Litigation Opportunities Fund Manager LLC

	By:	/s/ Sina Toussi
Sina Toussi
Managing Member

Dated: September 1, 2020	Kairos Litigation Opportunities Fund II LLC

By Kairos Litigation Opportunities Fund Manager LLC, its Managing Member

	By:	/s/ Sina Toussi
Sina Toussi
Managing Member

Dated: September 1, 2020	Kairos Duration Litigation Opportunities Fund LLC

By Kairos Litigation Opportunities Fund Manager LLC, its Managing Member

	By:	/s/ Sina Toussi
Sina Toussi
Managing Member

Dated: September 1, 2020	Sina Toussi

	By:	/s/ Sina Toussi